

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2025

Christopher Missling
Chief Executive Officer
Anavex Life Sciences Corp.
630 5th Avenue, 20th Floor
New York, NY 10111

> **Re: Anavex Life Sciences Corp.**
> **Registration Statement on Form S-3**
> **Filed July 14, 2025**
> **File No. 333-288661**

Dear Christopher Missling:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Dickerson at 202-551-8013 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Erin L. Fogarty, Esq.